Exhibit 99.1

C-Path and CENTOGENE MOU to Enhance Collaboration in Lysosomal Disease Research and Drug Development

TUCSON, Ariz., CAMBRIDGE, Mass., and ROSTOCK, Germany and BERLIN, June 20, 2024 -- Critical Path Institute (C-Path), a leader in forming collaborations that accelerate drug development, and Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, are pleased to announce the signing of a Memorandum of Understanding (MOU) to advance drug development for lysosomal diseases (LDs) and improve the quality of life for those impacted by these conditions.

The MOU outlines a strategic partnership aimed at leveraging both organizations' strengths in genetic and real-world data (RWD) to overcome barriers in developing safe and effective therapies for LDs.

CENTOGENE is a global leader in genomic and multiomic testing services, utilizing advanced sequencing technologies to accelerate the diagnosis and development of treatments for rare and neurodegenerative diseases. Since 2006, CENTOGENE has generated data-driven insights from its Diagnostics segment – capturing the data in the CENTOGENE Biodatabank, the world’s largest real-world integrated multiomic data repository in rare and neurodegenerative diseases with over 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent.

C-Path forms collaborative work groups comprised of diverse stakeholders to identify specific barriers to developing safe and effective therapies for a given disease. These focus groups then create tools and solutions that help drug developers overcome those barriers. Established in 2023, under the executive leadership of Amanda Klein, Pharm.D., C-Path’s Critical Path for Lysosomal Diseases (CPLD) Consortium is a dynamic public-private partnership aimed at accelerating drug development for LDs.

The MOU defines the collaborative potential between C-Path and CENTOGENE, including:

•	Data Enrichment and Linkage: Enhancing data enrichment and/or linkage for LDs, particularly in Niemann-Pick disease type C, Gaucher disease types 2 and 3, and mucopolysaccharidosis type II.

•	Genetic Testing Services: Providing genetic testing services for clinical trials or observational studies.

•	Sample Analysis Reporting: Offering sample analysis reporting services for diagnostics conducted by CENTOGENE or other labs via CentoCloud, using predefined NGS sequencing devices and library kits.

•	Access to CENTOGENE Biodatabank: Allowing limited access to the CENTOGENE Biodatabank for analyzing patients from CPLD projects, which may or may not involve data linkage.

•	Joint Cobranding Efforts: Promoting the uniqueness of the collaboration on both RWD and genetic data in LDs.

“At CENTOGENE, we are committed to delivering data-driven, life-changing answers to accelerate and de-risk drug discovery and development. Precision, advanced analysis, and access is where our Biodatabank makes a qualitative difference,” said Prof. Peter Bauer, M.D., Chief Medical and Genomic Officer at CENTOGENE. “In partnering with C-Path, we are advancing our shared vision of transforming real-world data into life-saving therapeutics for patients around the world.”

Krista Casazza, Ph.D., CPLD Scientific Director, added, “This partnership with CENTOGENE will enable us to combine our expertise and resources to overcome significant barriers in LD research and drug development.”

For more information about the CPLD consortium, please visit https://c-path.org/cpld.

About Critical Path Institute

Critical Path Institute (C-Path) is an independent, nonprofit established in 2005 as a public-private partnership, in response to the FDA’s Critical Path Initiative. C-Path’s mission is to lead collaborations that advance better treatments for people worldwide. Globally recognized as a pioneer in accelerating drug development, C-Path has established numerous international consortia, programs and initiatives that currently include more than 1,600 scientists and representatives from government and regulatory agencies, academia, patient organizations, disease foundations and pharmaceutical and biotech companies. With dedicated team members located throughout the world, C-Path’s global headquarters is in Tucson, Arizona and C-Path’s Europe subsidiary is headquartered in Amsterdam, Netherlands. For more information, visit c-path.org.

Critical Path Institute is supported by the Food and Drug Administration (FDA) of the Department of Health and Human Services (HHS) and is 54% funded by the FDA/HHS, totaling $19,436,549, and 46% funded by non-government source(s), totaling $16,373,368. The contents are those of the author(s) and do not necessarily represent the official views of, nor an endorsement by, FDA/HHS or the U.S. Government.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 300 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Contacts:

Roxan Triolo Olivas
C-Path
520.954.1634
rolivas@c-path.org

Kissy Black
C-Path
615.310.1894
kblack@c-path.org

Melissa Hall

CENTOGENE

Corporate Communications

Press@centogene.com

Lennart Streibel

CENTOGENE

Investor Relations

IR@centogene.com